UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-32426
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Wright Express Corporation Employee Savings Plan
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)
Wright Express Corporation
97 Darling Avenue
South Portland, ME 04106

Wright Express Corporation
Employee Savings Plan
Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits — December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits — For the year ended December 31, 2006	3

Notes to Financial Statements	4—7

Supplemental Schedule —

Form 5500— Schedule H, Part IV, line 4i — Schedule of Assets (Held at End of Year) December 31, 2006	9

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Consent of Independent Registered Public Accounting Firm	Exhibit 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Wright Express Corporation Employee Savings Plan
South Portland, Maine
We have audited the accompanying statements of net assets available for benefits of Wright Express Corporation Employee Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2 to the financial statements, in 2006 the Plan changed its method of accounting for fully benefit responsive contracts to conform to Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans and, retrospectively, adjusted the 2005 financial statements for the change.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
June 27, 2007

Wright Express Corporation
Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Participant–directed investments — at fair value	$25,656,660	$19,146,258

Receivables:
Employee contributions	88,625	82,188
Employer contributions	56,923	48,958
Loan repayments	6,103	5,589
Accrued income	669	433

Total receivables	152,320	137,168

Total Assets	25,808,980	19,283,426

Liabilities:
Payables for investment purchased	151,651	136,734

Net assets available for benefits at fair value	25,657,329	19,146,692
Adjustment from fair value to contract value for stable value fund	52,187	39,870

Net assets available for benefits	$25,709,516	$19,186,562

See notes to financial statements.

Wright Express Corporation
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2006

2006
Additions:

Contributions:
Participants	$2,528,712
Employer	1,476,668
Rollover	434,856

Total contributions	4,440,236

Investment income:
Net appreciation in fair value of investments	1,760,130
Dividends	962,505
Interest	26,499

Net investment income	2,749,134

Total additions	7,189,370

Deductions:
Benefits paid to participants	665,471
Administrative expenses	945

Total deductions	666,416

Net increase in net assets	6,522,954

Net assets available for benefits:
Beginning of year	19,186,562

End of year	$25,709,516

See notes to financial statements.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
1. DESCRIPTION OF THE PLAN
The following description of the Wright Express Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more information.
General
The Plan is a defined contribution plan established on February 23, 2005, by Wright Express Corporation (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and includes a qualified cash or deferred arrangement satisfying the safe harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan Administrator is the Benefits Committee as designated by the Company’s Board of Directors. Merrill Lynch is the trustee of the Plan.
Eligibility
Each employee, who as of the date immediately prior to February 23, 2005, was eligible to participate in a qualified defined contribution plan of Cendant Corporation, the Company’s former parent company, became a participant on the later of (i) February 23, 2005, or (ii) the date such employee ceased participation in such other qualified defined contribution plan. Employees of the Company who were not prior employees of Cendant Corporation are eligible to participate in the Plan on the first day of the Plan year or the first day of every month during the Plan year coincident with or next following the later of such regular employee’s commencement of employment or the attainment by such employee of age eighteen.
Contributions
Each year, participants may contribute up to 20 percent of their pretax annual compensation, as defined in the Plan, subject to limitations stipulated by the Code. The Company contributes to the participants’ contribution accounts an amount equivalent to 100 percent of participant’s contributions, up to 6 percent of the participant’s eligible compensation, to any investment option, after one year of service. These contributions can be redirected by participants. Participants who are at least 50 years of age may make an additional contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Participant Accounts
An individual account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. Company contributions match individual participant’s investment directives. The Plan offers seventeen mutual funds, the Wright Express Stock Fund and one common collective trust fund as investment options for participants.
Vesting
Participants have full and immediate vesting rights in their contributions and Company matching contributions, investment earnings and other amounts allocated to their accounts at all times.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
1. DESCRIPTION OF THE PLAN (Continued)
Participant Loans
Participants may borrow against their Plan accounts up to the maximum of $50,000 or 50 percent of their account balances, whichever is less. The term of the loan may not exceed five years, and the interest rate will be equal to the interest rate equivalent to that charged by major financial institutions. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions. If a participant’s employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination. The interest rate on loans outstanding at December 31, 2006, range from 5.0 percent to 10.5 percent.
Benefit Payments
On termination of service a participant may elect either to receive a lump sum distribution of the participant’s account balance, or payment in installments over a period permissible under the Code, or leave the funds in the Plan for later distribution. Distributions from all investment options are made in cash.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Recent Accounting Pronouncements
The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the Statements of Net Assets Available for Benefits present investments in common collective trusts that invest in fully benefit responsive investment contracts at fair value as well as an additional line item showing an adjustment of fully responsive benefit contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 or 2005.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The benefit-responsive investment contract is adjusted to contract value on the Statement of Net Assets Available for Benefits and in Note 8 to the financial statements, as required by the FSP. Quoted market prices are used to value investments — be they mutual funds or common stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.
The fair value of investments that do not have readily ascertainable market values (such as common collective trusts) have been estimated by the trustee based on the underlying assets of the portfolio. These investments aggregate to $2,747,710 or 10.7 percent of the Plan assets at December 31, 2006, and aggregate to $2,270,598 or 11.9 percent of the Plan assets at December 31, 2005.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust are deducted from income earned on a daily basis and are not separately reported.
3. INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005:

	2006	2005

Merrill Lynch Retirement Preservation Trust	$2,747,710	$2,270,598
Columbia Mid Cap Value Fund	1,378,092	—
American Growth Fund of America	2,063,187	—
Harbor Small Cap Value Fund Investor	2,856,008	2,835,110
Alliance Bernstein International Growth	2,402,402	—
Oppenheimer Developing Markets Fund A	1,388,037	—
Davis New York Venture Fund	2,138,151	1,468,545
PIMCO Total Return Fund	2,362,331	2,003,048
Allianz CCM Capital Appreciation Fund	1,519,189	1,424,054
ING International; Value Fund CL A	—	1,581,421
Allianz OCC Renaissance Fund A	—	1,242,617
During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$1,712,997
Wright Express Corporation Common Stock Fund	47,133

$1,760,130

4. INCOME TAX STATUS
The Plan document has not been submitted to the Internal Revenue Service for a determination of its qualified status. However, the Company’s management believes that the Plan has been designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
5. EXEMPT PARTY-IN-INTEREST TRANSACTION
Certain plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
The Plan held 9,486.7 shares of common stock of the Company with a cost basis of $248,594 as of December 31, 2006, and held 2,561.5 shares of common stock of the Company with a cost basis of $56,217 as of December 31, 2005. The Company is the sponsoring employer. During the year ended December 31, 2006, no dividends were recorded by the Plan related to the Company stock. These transactions qualify as exempt party-in-interest transactions.
6. ADMINISTRATIVE EXPENSES
Substantially all of the administrative expenses of the Plan are paid for by the Company. If the Company does not pay the expenses, they shall be paid from the Plan.
7. PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.
8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of investments per the financial statements to Form 5500 as of December 31, 2006 and 2005:

	2006	2005

Investments – participant directed — at fair value per the financial statements	$25,656,660	$19,146,258
Adjustment from fair value to contract value for stable value fund	52,187	39,870

Investments per Form 5500	$25,708,847	19,186,128

SUPPLEMENTAL SCHEDULE

Wright Express Corporation
Employee Savings Plan
Form 5500 — Schedule H, Part IV, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost		(e) Current Value

	Blackrock	Large Cap Value Fund (A)	*	*	$945,699
	PIMCO	Total Return Fund	*	*	2,362,331
	Oppenheimer Quest	Balanced Value Fund	*	*	501,254
	Oakmark	Equity and Income Fund	*	*	715,036
	Allianz CCM	Capital Appreciation Fund	*	*	1,519,189
	Davis	New York Venture Fund	*	*	2,138,151
	Munder	Mid Cap Core Growth Fund	*	*	666,938
	Columbia	Mid Cap Value Fund	*	*	1,378,092
*	Merrill Lynch	S&P 500 Index Fund	*	*	775,267
	American	Growth Fund of America	*	*	2,063,187
	Alliance	Bernstein International Growth	*	*	2,402,402
	Jennison	Small Company Fund	*	*	406,021
	Harbor	Small Cap Value Fund (Inv.)	*	*	2,856,008
	Oppenheimer	Developing Markets Fund (A)	*	*	1,388,037
	Oppenheimer	International Growth Fund (A)	*	*	883,473
	Scudder	RREEF Real Estate Fund (A)	*	*	966,937
	Mainstay	High Yield Corporate Bond Fund	*	*	254,730

	Total mutual funds				22,222,752

*	Merrill Lynch	Retirement Preservation Trust — stable value fund	*	*	2,747,710
*	Wright Express	Wright Express Corporation
		Common Stock Fund	*	*	295,699
*	Various participants	Participant Loans — maturing
		at various dates through
		April 2020 at interest rates
		of 5.0% - 10.5%	*	*	390,499

	Total investments at fair value				25,656,660
	Adjustment from fair value to contract value
	for stable value fund				52,187

	Investments per Form 5500				$25,708,847

*	Party-in-interest

**	Cost information is not required for participant-directed investments and therefore is not included.

REQUIRED INFORMATION
The Wright Express Corporation Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal year ended December 31, 2006 and supplemental schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wright Express Employee Savings Plan
Date: June 27, 2007	By	/s/ Robert Cornett
Robert Cornett
Committee Member

Date: June 27, 2007	By	/s/ Hilary Rapkin
Hilary Rapkin
Committee Member

Date: June 27, 2007	By	/s/ Steven Elder
Steven Elder
Committee Member

Date: June 27, 2007	By	/s/ Kelley Shimansky
Kelley Shimansky
Committee Member